SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

GREAT WESTERN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

391416104

(CUSIP Number)

Louise Thomson

National Australia Bank Limited

Level 1, 800 Bourke Street

Docklands, Victoria 3008

Tel No.: 61 3 8634 2345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 132-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

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1.	Name of reporting person National Australia Bank Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 39,486,114
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,486,114
11.	Aggregate amount beneficially owned by each reporting person 39,486,114
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.2%
14.	Type of reporting person (see instructions) CO, HC, BK

SCHEDULE 13D

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1.	Name of reporting person National Equities Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Australia
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 39,486,114
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,486,114
11.	Aggregate amount beneficially owned by each reporting person 39,486,114
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.2%
14.	Type of reporting person (see instructions) CO, HC

SCHEDULE 13D

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1.	Name of reporting person National Americas Holdings LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 39,486,114
	9.	Sole dispositive power 0
	10.	Shared dispositive power 39,486,114
11.	Aggregate amount beneficially owned by each reporting person 39,486,114
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 68.2%
14.	Type of reporting person (see instructions) OO, HC

SCHEDULE 13D

CUSIP No. 391416104	Page 5

Item 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Great Western Bancorp, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 100 N. Phillips Ave., Sioux Falls, South Dakota 57104.

Item 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed jointly by National Australia Bank Limited, an Australian public company (“NAB”), National Equities Limited, an Australian company (“NEL”), and National Americas Holdings LLC, a Delaware limited liability company (“NAH,” and together with NAB and NEL, the “Reporting Persons”).

NAH, the direct holder of the shares of the Common Stock, is a wholly owned subsidiary of NEL, which in turn is a wholly owned subsidiary of NAB. NAB is an Australian financial institution listed on the Australian Securities Exchange. NAH was formed to facilitate NAB’s purchase of Great Western Bank, a South Dakota banking organization (“Great Western Bank”) in 2008. NAH currently serves as a holding company for investments by NAB in the United States. All voting and investment decisions with respect to the Common Stock will be made by NAB.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of NAB, NEL and NAH are set forth in Exhibit A. The address of the principal business office of NAB and NEL is Level 1, 800 Bourke Street, Docklands Victoria 3008. The address of the principal business office of NAH is 245 Park Avenue, New York, New York 10167.

During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In July 2014, NAH formed the Issuer to serve as the publicly traded holding company of Great Western Bank. In connection with the Issuer’s formation, NAH acquired 100 shares of Common Stock in exchange for a $100 capital contribution.

Prior to the consummation of the Issuer’s initial public offering (the “IPO”), the Issuer effected a 578,861.14-for-1 stock split of the outstanding shares of Common Stock. After giving effect to the stock split, NAH directly owned 57,886,114 shares of Common Stock. NAH then sold 18,400,000 shares of Common Stock in the IPO pursuant to an underwriting agreement (the “Underwriting Agreement”), dated October 14, 2014, at the initial public offering price of $18.00 per share (less the underwriting discount and commission of $1.035 per share).

The foregoing discussion is qualified in its entirety by reference to the Underwriting Agreement, which is included as an exhibit to this Schedule 13D and is incorporated into this Item 3 by reference.

Item 4.	PURPOSE OF TRANSACTION.

On August 29, 2014 in Australia, NAB announced its intent to divest itself of its interest in the Issuer over time, subject to market conditions. Consistent with that announcement, on October 20, 2014, NAH sold 18,400,000 shares of Common Stock in the IPO, or 31.8% of the Issuer’s outstanding Common Stock, representing the first stage of NAB’s planned divestment. NAB plans to sell 100% of the shares of Common Stock held by NAB over time, subject to market conditions. The timing of any subsequent sales

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of shares of Common Stock held by NAH is unknown at this time and is subject to the expiration of the 180-day lock-up agreement entered into with the underwriters as part of the Underwriting Agreement. NAB has registration rights with respect to the Common Stock, as described in Item 6. Any decision to sell Common Stock will be made by NAB.

Except as described above and in response to Item 5 below, as of the date of this Schedule 13D, none of the Reporting Persons, nor, to the knowledge and belief of the Reporting Persons, any of the persons listed on Exhibit A, has any present plans or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Schedule 13D.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) On October 20, 2014, the closing date of the IPO, there were 57,886,114 shares of Common Stock outstanding. As of the close of business on October 20, 2014, the Reporting Persons beneficially owned, and shared dispositive and voting power with respect to, 39,486,114 shares of Common Stock, representing 68.2% of the Common Stock then outstanding.

Other than Kenneth Karels and Peter Chapman, each of whom are directors of NAH, none of the persons listed on Exhibit A have any beneficial ownership of any shares of Common Stock. In connection with the IPO, Mr. Karels, President and Chief Executive Officer of the Issuer, and Mr. Chapman, Executive Vice President and Chief Financial Officer of the Issuer, were granted 18,611 and 6,250 restricted stock units, respectively, and 74,167 and 18,750 performance stock units, respectively, under the Great Western Bancorp, Inc. 2014 Omnibus Incentive Compensation Plan which are subject to vesting. Mr. Karels and Mr. Chapman also purchased 50,000 and 3,500 shares of Common Stock, respectively, at the price at which shares were offered to the public in the IPO as part of the reserved share program conducted in connection with the IPO for certain persons affiliated with the Issuer, representing beneficial ownership of 0.096% and 0.007%, respectively, of the Common Stock outstanding as of the close of business on October 20, 2014.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, and the purchases of Common Stock by and equity awards granted to Mr. Karels and Mr. Chapman described in response to Items 5(a) and (b) above, which information is also hereby incorporated by reference, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Exhibit A, has effected any transactions that may be deemed to be a transaction in the Issuer’s Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the IPO, NAB and the Issuer entered into certain agreements that provide a framework for their ongoing relationship, including a stockholder agreement, dated October 20, 2014 (the “Stockholder Agreement”), governing NAB’s rights as a beneficial owner of the Issuer’s Common Stock, and a registration rights agreement, dated October 20, 2014 (the “Registration Rights Agreement”), pursuant to which the Issuer is required to register shares of Common Stock beneficially owned by NAB under certain circumstances. NAB, NAH and the Issuer are also party to the Underwriting Agreement, pursuant to which NAH sold shares of Common Stock to the underwriters in connection with the IPO. Each of these agreements is summarized below, and each summary is qualified in its entirety by reference to the Stockholder Agreement, the Registration Rights Agreement and the Underwriting Agreement, as applicable, which are included as exhibits to this Schedule 13D and incorporated into this Item 6 by reference.

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Stockholder Agreement. NAB is entitled to certain consent and other rights with respect to the Issuer’s business until NAB ceases to control the Issuer for purposes of the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Stockholder Agreement provides NAB with the following rights, among others: (i) the ability to nominate candidates for election to the Issuer’s board of directors and the board of directors of the Issuer’s bank subsidiary (with the number of designees depending on the level of NAB’s beneficial ownership of outstanding Common Stock and non-voting common stock, as described below); (ii) the right to have its designees to the Issuer’s board of directors serve on committees of the Issuer’s board of directors in certain circumstances; (iii) consent rights giving NAB the ability to veto mergers, acquisitions, changes to the Issuer’s capital stock, business activities, corporate governance and various other significant corporate actions the Issuer may seek to undertake, such as incurring or guaranteeing certain additional indebtedness, entering into or terminating joint venture relationships, amending its constituent documents, amending or terminating certain material contracts, settling material litigation or entering into material written agreements with regulatory agencies; (iv) access and information rights relating to financial and other information; and (v) the right to exchange shares of the Issuer’s Common Stock for shares of the Issuer’s non-voting common stock, par value $0.01 per share (“Non-Voting Common Stock”), for so long as NAB beneficially owns shares of Common Stock, which will permit NAB to reduce its voting interest in the Issuer’s Common Stock and corresponding ability to control the Issuer for U.S. bank regulatory purposes.

Pursuant to the Stockholder Agreement, directors appointed by NAB currently represent a majority of the Issuer’s board of directors, and certain of those directors serve on committees of the Issuer’s board of directors. NAB’s right to designate for nomination and election a majority of the Issuer’s board of directors will extend until the earlier of (i) the one-year anniversary of the first date when NAB ceases to directly or indirectly beneficially own at least 50% of the Issuer’s outstanding Common Stock and (ii) the date NAB ceases to control the Issuer for purposes of the BHC Act. If NAB continues to control the Issuer for purposes of the BHC Act following such one-year anniversary, NAB will have the right to designate for nomination and election a number of individuals equal to the number of independent directors nominated to serve on the Issuer’s board of directors (other than any independent directors who have been designated by NAB) minus two until such time as NAB ceases to have such control. After NAB ceases to control the Issuer for purposes of the BHC Act, NAB will have the right to designate one nominee for election to the Issuer’s board of directors as long as NAB continues to beneficially own at least 5% of the Issuer’s outstanding Common Stock and Non-Voting Common Stock. NAB’s right to have its designees to the Issuer’s board of directors serve on board committees will extend until NAB no longer controls the Issuer for purposes of the BHC Act, or such earlier time as may be required to satisfy the independence requirements under NYSE listing standards. NAB’s consent rights will extend until NAB ceases to control the Issuer for purposes of the BHC Act.

The Stockholder Agreement is attached as Exhibit B.

Registration Rights Agreement. Pursuant to the Registration Rights Agreement, upon NAB’s request following the IPO, the Issuer must use its reasonable best efforts to file a registration statement for, and affect the registration under applicable federal and state securities laws of, any shares of Common Stock beneficially owned by NAB following the IPO. The Issuer will be generally responsible for all registration expenses, including expenses incurred by NAB, in connection with the registration, offer and sale of securities under the Registration Rights Agreement, other than any applicable underwriting discounts or commissions.

The Registration Rights Agreement is attached as Exhibit C.

Underwriting Agreement. Pursuant to the Underwriting Agreement, NAB and NAH agreed to sell to the underwriters 16,000,000 shares of Common Stock and granted the underwriters an option to purchase up to an additional 2,400,000 shares of Common Stock at the same purchase price. The underwriters exercised this option in full on October 17, 2014. The shares of Common Stock were sold at an initial

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CUSIP No. 391416104	Page 8

public offering price of $18.00 per share, net of an underwriting discount of $1.035 per share. The Underwriting Agreement also contained a lock-up provision prohibiting NAB and NAH, for a period of 180 days following the date of the Underwriting Agreement, without the prior written consent of the representatives for the several underwriters, from disposing, directly or indirectly, of any shares of Common Stock, subject to certain limited exceptions. The provisions of the lock-up may be waived by the representatives for the several underwriters in their sole discretion at any time without notice.

The Underwriting Agreement is attached as Exhibit D.

SCHEDULE 13D

CUSIP No. 391416104	Page 9

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of National Australia Bank Limited, National Equities Limited and National Americas Holdings LLC

Exhibit B	Stockholder Agreement

Exhibit C	Registration Rights Agreement

Exhibit D	Underwriting Agreement

Exhibit E	Joint Filing Agreement

Exhibit F	Power of Attorney for National Americas Holdings LLC

SCHEDULE 13D

CUSIP No. 391416104	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2014

NATIONAL AUSTRALIA BANK LIMITED

By	/s/ Fiona Last
Name: Fiona Last
Title: Company Secretary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2014

NATIONAL EQUITIES LIMITED

By	/s/ Fiona Last
	Name:	Fiona Last
	Title:	Company Secretary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2014

NATIONAL AMERICAS HOLDINGS LLC

By	/s/ Fiona Last
	Name:	Fiona Last
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of National Australia Bank Limited, National Equities Limited and National Americas Holdings LLC

Exhibit B	Stockholder Agreement

Exhibit C	Registration Rights Agreement

Exhibit D	Underwriting Agreement

Exhibit E	Joint Filing Agreement

Exhibit F	Power of Attorney for National Americas Holdings LLC